Exhibit 99.01

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS UNDER THE PRIVATE SECURITIES

LITIGATION REFORM ACT OF 1995

CERTAIN CAUTIONARY STATEMENTS AND

RISK FACTORS

CSG Systems International, Inc. and its subsidiaries (collectively, the “Company”) or their representatives from time-to-time may make or may have made certain forward-looking statements, whether orally or in writing, including without limitation, any such statements made or to be made in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in its various SEC filings or orally in conferences or teleconferences. The Company wishes to ensure that such statements are accompanied by meaningful cautionary statements, so as to ensure to the fullest extent possible the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995.

ACCORDINGLY, THE FORWARD-LOOKING STATEMENTS ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO AND ARE ACCOMPANIED BY THE FOLLOWING MEANINGFUL CAUTIONARY STATEMENTS IDENTIFYING CERTAIN IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENTS.

This list of factors is likely not exhaustive. The Company operates in a rapidly changing and evolving business involving the converging global communications markets, and new risk factors will likely emerge. Management cannot predict all of the important risk factors, nor can it assess the impact, if any, of such risk factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those in any forward-looking statements.

ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL BE ACCURATE INDICATORS OF FUTURE ACTUAL RESULTS, AND IT IS LIKELY THAT ACTUAL RESULTS WILL DIFFER FROM RESULTS PROJECTED IN FORWARD-LOOKING STATEMENTS AND THAT SUCH DIFFERENCES MAY BE MATERIAL.

RELIANCE ON KEY CUSTOMER CARE AND BILLING PRODUCTS AND SERVICES

In connection with the Kenan Business acquisition, the Company has reorganized its business into two operating segments: the Broadband Services Division (the “Broadband Division”) and the Global Software Services Division (the “GSS Division”).

The Broadband Division generates a substantial portion of its revenues by providing customer care and billing services to the United States (“U.S.”) cable television and satellite industries through its core service bureau processing product, CSG CCS/BP (“CCS”). Historically, a substantial percentage of the Company’s total revenues were generated from providing CCS products and related services. These CCS products and services are expected to provide a large percentage of the Company’s and most of the Broadband Division’s total revenues in the foreseeable future.

The GSS Division consists of the Company’s stand-alone software products and related services, which consists principally of the Kenan Business acquired in February 2002. Historically, a significant percentage of Kenan Business’ revenues have been generated from its core customer care and billing system product, CSG Kenan/BP (formerly Arbor B/P), and professional services associated with this product. CSG Kenan/BP and related maintenance and professional services are expected to provide a large percentage of GSS Division’s total revenues in the foreseeable future.

Any reduction in demand for CCS and/or CSG Kenan/BP would have a material impact on the Company’s financial condition and results of operations, including possible impairments to related goodwill and other intangible assets. In addition, the market for customer care and billing systems is characterized by rapid changes in technology and is highly competitive with respect to the need for timely product innovations and new product introductions. The Company believes that its future success in sustaining and growing its processing revenues and software and professional services revenues depends upon continued market acceptance of its current products, including CCS and CSG Kenan/BP, and the Company’s ability to adapt, modify, maintain, and operate its products to address the increasingly complex and evolving needs of its clients, without sacrificing the reliability or quality of the products. As a result, substantial research and development will be required to maintain the competitiveness of the Company’s products and services in the market. There is an inherent risk of technical problems in maintaining and operating the Company’s products and services as the complexities are increased. Development projects can be lengthy and costly, and are subject to changing requirements, programming difficulties, a shortage of qualified personnel, and unforeseen factors which can result in delays. In addition, the Company is typically responsible for the implementation of new products, and depending upon the specific product, may also be responsible for operations of the product. There is an inherent risk in the successful implementation and operations of these products as the technological complexities increase. There can be no assurance: (i) of continued market acceptance of the Company’s current products; (ii) that the Company will be successful in the timely development of product enhancements or new products that respond to technological advances or changing client needs; or (iii) that the Company will be successful in supporting the implementation and/or operations of product enhancements or new products. There are additional risks related to implementation projects addressed below.

COMCAST AND AT&T BROADBAND BUSINESS RELATIONSHIP

The Company generates a significant percentage of its total revenues under the Comcast Master Subscriber Agreement. The Company is currently involved in various legal proceedings (principally, contract arbitration) with Comcast and its predecessor company, AT&T Broadband. See “MD&A – Comcast and AT&T Broadband Business Relationship” for a discussion of the business relationship, various legal proceedings, and related risk factors.

RENEWAL OF ECHOSTAR COMMUNICATIONS CONTRACT

The percentages of the Company’s total revenues generated from Echostar Communications (“Echostar”) for the years ended December 31, 2002 and 2001 were approximately 10.6% and 10.0%, respectively. The Company provides services to Echostar under a master agreement which is scheduled to expire on December 31, 2004. The failure of Echostar to renew its contract, representing a significant part of its business with the Company, would have a material impact on the Company’s financial condition and results of operations.

RENEWAL OF AOL TIME WARNER CONTRACTS

America Online, Inc. (“AOL”) and Time Warner completed their merger in 2000, and now operate under the name AOL Time Warner, Inc. (“AOL Time Warner”). The percentages of the Company’s total revenues generated from AOL Time Warner for the years ended December 31, 2002 and 2001 were approximately 6.4% and 7.5%, respectively. The Company provides services to AOL Time Warner under multiple, separate contracts with various AOL Time Warner affiliates. These contracts are scheduled to expire on various dates. The failure of AOL Time Warner to renew contracts representing a significant part of its business with the Company would have a material impact on the Company’s financial condition and results of operations.

CONVERSION TO THE COMPANY’S SYSTEMS

The Broadband Division’s ability to convert new client sites to its customer care and billing systems on a timely and accurate basis is necessary to meet the Company’s typical contractual commitments and to achieve its business objectives. Converting multiple sites under the schedules required by contracts or business requirements is a difficult and complex process. One of the difficulties in the conversion process is that competition for the necessary qualified personnel is intense and the Company may not be successful in attracting and retaining the personnel necessary to complete conversions on a timely and accurate basis. The inability of the Company to perform the conversion process timely and accurately would have a material impact on the Company’s financial condition and results of operations. Currently, the Company does not have any scheduled conversions to its systems. The Company expects to gain additional market share through conversions of new clients to its systems. The inability of the Company to perform any such conversions in a timely and accurate manner could have a material impact on the Company’s financial condition and results of operations.

DEPENDENCE ON U.S. VIDEO INDUSTRY – CABLE TELEVISION AND SATELLITE

The Broadband Division generates its revenues by providing products and services to the U.S. and Canadian cable television and satellite industries. Although the Company’s dependence on these industries has been lessened as a result of additional revenues being generated outside the U.S. as a result of the Kenan Business acquisition, revenues from the U.S. cable television and satellite industries are still expected to provide a large percentage of the Company’s, and substantially all of the Broadband Division’s, total revenues in the foreseeable future. A decrease in the number of customers served by the Company’s clients, loss of business due to non-renewal of client contracts, industry and client consolidations, and/or changing consumer demand for services would have a material impact on the Company’s results of operations. There can be no assurance that new entrants into the video market will become clients of the Company. Also, there can be no assurance that video providers will be successful in expanding into other segments of the converging communications markets. Even if major forays into new markets are successful, the Company may be unable to meet the special billing and customer care needs of that market.

CURRENT ECONOMIC STATE OF THE GLOBAL TELECOMMUNICATIONS INDUSTRY

The economic state of the global telecommunications industry (e.g., cable television, DBS, wireline and wireless telephony, Internet and high speed data, etc.) continues to be depressed, with many of the companies operating within this industry publicly reporting decreased revenues and earnings, as well as several companies recently filing for bankruptcy protection. Public reports indicate any expected turnaround in the economic state of the global telecommunications industry could be slow, and a sustained recovery could take several years. Many telecommunications companies have announced cost and capital expenditure reduction programs to cope with the depressed economic state of the industry. Since most of the Company’s current and future clients operate within this industry sector, the economic state of this industry directly impacts the Company’s business, potentially limiting the amount of products and services current or future clients may purchase from the Company, as well as increasing the likelihood of uncollectible amounts from current and future accounts receivable and lengthening the cash collection cycle. For these reasons, the continued depressed economic state of the global telecommunications industry may materially impact the Company’s future results of operations and limit the Company’s ability to grow its revenues. Indeed, in response to the lingering poor economic conditions within this industry, during the third quarter of 2002, the Company announced several cost reduction initiatives and reduced its revenue and earnings expectations at that time.

CONSOLIDATION OF THE GLOBAL TELECOMMUNICATIONS INDUSTRY

The global telecommunications industry is undergoing significant ownership changes at an accelerated pace. One facet of these changes is that telecommunications service providers are consolidating, decreasing the potential number of buyers for the Company’s products and services. In addition, consolidation in the telecommunications industry may put at risk the Company’s ability to leverage its existing relationships. Should this consolidation result in a concentration of customer accounts being owned by companies with whom the Company does not have a relationship, or with whom competitors are entrenched, it could negatively effect the Company’s ability to maintain or expand its market share, thereby having a material impact to the Company’s results of operations.

COMPETITION

The market for the Company’s products and services is highly competitive. The Company directly competes with both independent providers of products and services and in-house systems developed by existing and potential clients. In addition, some independent providers are entering into strategic alliances with other independent providers, resulting in either a new competitor, or a competitor(s) with greater resources. Many of the Company’s current and potential competitors have significantly greater financial, marketing, technical, and other competitive resources than the Company, many with significant and well-established international operations. There can be no assurance that the Company will be able to compete successfully with its existing competitors or with new competitors.

ATTRACTION AND RETENTION OF PERSONNEL

The Company’s future success depends in large part on the continued service of its key management, sales, product development, and operational personnel. The Company is particularly dependent on its executive officers. The Company believes that its future success also depends on its ability to attract and retain highly skilled technical, managerial, operational, and marketing personnel, including, in particular, additional personnel in the areas of research and development and technical support. Competition for qualified personnel is intense, particularly in the areas of research and development, conversions, software implementations, and technical support. The Company may not be successful in attracting and retaining the personnel it requires, which would have a material impact on the Company’s ability to meet its commitments and new product delivery objectives.

INTEGRATION OF ACQUISITIONS

As part of its growth strategy, the Company seeks to acquire assets, technology, and businesses which would provide the technology and technical personnel to expedite the Company’s product development efforts, provide complementary products or services, or provide access to new markets and clients. Consistent with this strategy, the Company recently completed several acquisitions, including the Kenan Business. See Note 3 to the Company’s Consolidated Financial Statements and “MD&A—Business Acquisitions” for additional discussions of the acquisitions.

Acquisitions involve a number of risks and difficulties, including: (i) expansion into new geographic markets and business areas; (ii) the requirement to understand local business practices; (iii) the diversion of management’s attention to the assimilation of acquired operations and personnel; and (iv) potential adverse effects on the Company’s operating results for various reasons, including, but not limited to the following items: (a) the Company’s inability to achieve revenue targets; (b) the Company’s inability to manage and/or reduce operating costs; (c) the Company’s inability to achieve certain operating synergies; (d) costs incurred to integrate, support, and expand the acquired businesses; (e) charges related to purchased in-process research and development projects; (f) costs incurred to exit current or acquired contracts or activities; (g) costs incurred to manage the size of the combined existing and acquired workforce, due to certain redundancies or inefficiencies; (h) costs incurred to service any acquisition debt; and (i) the amortization or impairment of intangible assets.

Due to the multiple risks and difficulties associated with any acquisition, there can be no assurance that the Company will be successful in achieving its expected strategic and operating goals for any such acquisition.

IMPLEMENTATION PROJECT COMPLEXITIES AND RISKS

The Company’s GSS Division provides a variety of implementation services in conjunction with its software arrangements. The nature of the efforts required to complete the implementations can range from relatively short and noncomplex projects to long and complex projects. These implementation projects typically range from six to twelve months in length, but can be longer or shorter depending upon the specifics of the project. The length and complexity of an individual project is dependent upon many factors including, but not limited to, the following: (i) the level of software customization, if any, required in the implementation; (ii) the complexity of the client’s business, and the client’s intended use of the Company’s products and services to address its business needs; (iii) whether the project includes multiple software product implementations or services; (iv) the extent of efforts required to integrate the Company’s products with the client’s other computer systems and business processes; (v) the amount and type of data that is required to be converted from the client’s old application system to the newly implemented system; (vi) the geographic location of the implementation project; (vii) whether the arrangement includes additional vendors participating in the overall project, including, but not limited to, prime and subcontractor relationships with the Company; and (viii) the responsibility the Company has assumed for the overall project completion. For example, from time-to-time the Company may assume a prime contractor (or prime integrator) role in a project in addition to its software implementation responsibilities. Prime contractor roles are inherently more difficult and/or complex as the Company takes on the additional responsibility of managing other vendors as part of the project.

Lengthy and/or complex projects carry a greater degree of business risk than those projects that are short and/or noncomplex in nature. The Company’s inability to timely and successfully complete a project and meet client expectations could have a material impact on the Company’s financial condition and results of operations by impacting:

•	the amount and timing of revenue recognition. As discussed in greater detail in “MD&A—Critical Accounting Policies”, the Company generally accounts for its implementation projects using the percentage-of-completion (“POC”) method of accounting. The Company applies various judgements and estimates in following this accounting method, the primary one being the determination of the estimated efforts required to complete a project. Significant increases between quarters in the total estimated efforts required to complete a project accounted for in this manner can result in a reduction in anticipated revenues, and possibly, the reversal of previously recognized revenue;
•	the overall profitability of a project. Many of the Company’s projects are priced on a fixed-fee basis or the amount of fees the can be billed on a time-and-materials basis is capped. As a result, unexpected costs and/or delays result in the projects being less profitable or even unprofitable (i.e., a loss contract). In addition, the Company’s products are considered mission critical customer management systems by our clients. As a result, an arrangement may include penalties and/or potential damages for failure of the Company to perform under the agreed-upon terms of the arrangement; and/or
•	the timing of invoicing and/or collection of arrangement fees. The Company’s ability to invoice and collect arrangement fees may be dependent upon the Company meeting certain contractual milestones, or may be dependent on the overall project status in certain situations in which the Company acts as a subcontractor to another vendor on a project. As a result, the status of and/or delays in a project can impact the timing of invoicing and collection of the Company’s arrangement fees.

VARIABILITY OF QUARTERLY RESULTS

The Company’s quarterly revenues and operating results, particularly relating to software and professional services, may fluctuate depending on various factors, including: (i) the timing of executed contracts; (ii) the delivery of products and services; (iii) the amount of work performed on, and the overall status of implementation projects; (iv) the cancellation of the Company’s services and products by existing or new clients; (v) the hiring of additional staff;

and (vi) new product development and other expenses. No assurance can be given that results will not vary due to these and other factors.

Variability in quarterly revenues and operating results are inherent characteristics of the software and professional services industries. One common cause of a failure to meet revenue and operating expectations in the software industry is the inability to close one or more larger software transactions that may have been anticipated by management in any particular period. Another common cause is the inability to timely and successfully complete an implementation project and meet client expectations, as discussed in greater detail above.

The Company expects software and professional services revenues to become an increasingly larger percentage of its total revenues in the future. Consequently, as the Company’s total revenues grow, so too does the risk associated with meeting financial expectations for revenues derived from its software and professional services offerings. As a result, there is a proportionately increased likelihood that the Company may fail to meet revenue and earnings expectations of the analyst community. With the current volatility of the stock market, should the Company fail to meet analyst expectations, by even a relatively small amount, it would most likely have a disproportionately negative impact upon the market price for the Company’s Common Stock.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

The Company relies on a combination of trade secret and copyright laws, nondisclosure agreements, and other contractual and technical measures to protect its proprietary rights in its products. The Company also holds a limited number of patents on some of its newer products, and does not rely upon patents as a primary means of protecting its rights in its intellectual property. There can be no assurance that these provisions will be adequate to protect its proprietary rights. Although the Company believes that its intellectual property rights do not infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company or the Company’s clients.

Historically, the vast majority of the Company’s revenue has come from domestic sources, limiting the need to develop a strong international intellectual property protection program. With the Kenan Business acquisition, the Company has clients using its products in more than 40 countries. As a result, the Company needs to continually assess whether there is any risk to its intellectual property rights in many countries throughout the world. Should these risks be improperly assessed or if for any reason should the Company’s right to develop, produce and distribute its products anywhere in the world be successfully challenged or be significantly curtailed, it could have a material impact on the Company’s financial condition and results of operations.

INTERNATIONAL OPERATIONS

The Company’s growth strategy includes a commitment to the marketing of its products and services internationally. The Company has conducted international operations in the past and has significantly increased the level of its international operations as a result of its acquisition of the Kenan Business. The Company is subject to certain inherent risks associated with operating internationally including: (i) difficulties with product development meeting local requirements such as the conversion to local currencies and languages; (ii) difficulties in staffing and management of personnel, including considerations for cultural differences; (iii) reliance on independent distributors or strategic alliance partners; (iv) fluctuations in foreign currency exchange rates for which a natural or purchased hedge does not exist or is ineffective; (v) longer collection cycles for client billings (i.e., accounts receivables), as well as heightened client collection risks, especially in countries with highly inflationary economies and/or with restrictions on the movement of cash out a country; (vi) compliance with laws and regulations related to the collection, use, and disclosure of certain personal information relating to clients’ customer’s (i.e., privacy laws) that are more strict than those currently in force in the U.S.; (vii) effective coordination of worldwide sales and marketing programs; (viii) compliance with foreign regulatory requirements, including local labor laws; (ix) variability of foreign economic conditions; (x)

changing restrictions imposed by U.S. or foreign import/export laws; (xi) political and economic instability; (xii) reduced protection for intellectual property rights in some countries; (xiii) inability to recover value added taxes (“VAT”) and/or goods and services taxes (“GST”) in foreign jurisdictions; (xiv) competition from companies which have firmly established significant international operations; and (xv) a potential adverse impact to the Company’s overall effective income tax rate resulting from: (a) operations in foreign countries with higher tax rates than the U.S.; (b) the inability to utilize certain foreign tax credits; and (c) the inability to utilize some or all of losses generated in one or more foreign countries.

SYSTEM SECURITY

The end users of the Company’s systems are continuously connected to the Company’s products through a variety of public and private telecommunications networks. The Company plans to expand its use of the Internet with its product offerings thereby permitting, for example, our clients’ customers to use the Internet to review account balances, order services or execute similar account management functions. The Company also operates an extensive internal network of computers and systems used to manage internal communications, financial information, development data and the like. The Company’s product and internal communications networks and systems carry an inherent risk of failure as a result of human error, acts of nature and intentional, unauthorized attacks from computer “hackers.” Opening up these networks and systems to permit access via the Internet increases their vulnerability to unauthorized access and corruption, as well as increasing the dependency of the systems’ reliability on the availability and performance of the Internet’s infrastructure. Certain system security and other controls for CCS are reviewed periodically by an independent party. The Company periodically undergoes a security review of its internal systems by independent parties, and has implemented a plan intended to limit the risk of an unauthorized access to the networks and systems, including network firewalls, intrusion detection systems and antivirus applications.

The method, manner, cause and timing of an extended interruption or outage in the Company’s networks or systems are impossible to predict. As a result, there can be no assurances that the Company’s networks and systems will not fail, or that the Company’s business recovery plans will adequately mitigate any damages incurred as a consequence. In addition, should the Company’s networks or systems be significantly compromised, it would most likely have a material impact on the Company’s financial condition and results of operations, including its ability to meet product delivery obligations or client expectations. Likewise, should the Company’s networks or systems experience an extended interruption or outage, have their security compromised or data lost or corrupted, it would most likely result in an immediate loss of revenue or increase in expense, as well as damaging the reputation of the Company. Any of these events could have both an immediate, negative impact upon the Company’s short-term revenue and profit expectations, as well as its long-term ability to attract and retain new clients.

PRODUCT OPERATIONS AND SYSTEM AVAILABILITY

The Company’s product operations are run in both mainframe and distributed system computing environments, as follows:

Mainframe Environment

CCS operates in a mainframe data processing center managed by First Data Corporation (“FDC”), with end users dispersed throughout the U.S. and Canada. These services are provided under an agreement with FDC, which is scheduled to expire June 30, 2005. The Company believes it could obtain mainframe data processing services from alternative sources, if necessary. The Company has a business recovery plan as part of its agreement with FDC should the FDC data center (the “FDC Data Center”) suffer an extended business interruption or outage. This plan is tested on an annual basis.

Distributed Systems Environment

Several of the Broadband Division’s product applications operate in a distributed systems environment (also known as “open systems”), running on multiple servers for the benefit of certain clients. During 2001, the Company completed the migration of these distributed systems servers from its own internal data center to the FDC Data Center. Under an agreement with FDC that runs through June 30, 2005, FDC provides the operations monitoring and facilities management services, while the Company provides hardware, operating systems and application support.

Typically, these distributed product applications interface to and operate in conjunction with CCS via telecommunication networks. The Company is currently implementing its business recovery plan for these applications. The Company and FDC have extensive experience in running applications within the mainframe computing platform, and only within the last few years began running applications within a distributed systems environment. In addition, the mainframe computing environment and related technology is mature and has proven to be a highly reliable and scaleable computing platform. The distributed systems computing platform is not at the same level of maturity as the mainframe computing platform. In addition, security attacks on distributed systems throughout the industry are more prevalent than on mainframe environments due to the open nature of those systems.

The end users of the Company’s systems are continuously connected to the Company’s CCS products through a variety of public and private telecommunications networks, and are highly dependent upon the continued availability of the Company’s systems to conduct their business operations. Should the FDC Data Center, or any particular product application or internal system which is operated within the FDC Data Center or the Company’s facilities, as well as the connecting telecommunications networks, experience an extended business interruption or outage, it could have an immediate impact to the business operations of the Company’s clients, which could have a material impact on the Company’s financial condition and results of operations, as well as negatively affect the Company’s ability to attract and retain new clients.